Exhibit 2.5

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of 31 December 2019, Sibanye Stillwater Limited (the “Company,” “Sibanye-Stillwater”, “we,” “us,” and “our”) had the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares	SBSW	New York Stock Exchange
Ordinary shares (of no par value each)		New York Stock Exchange*

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Capitalised terms used but not defined herein have the meanings given to them in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31 December 2019.

Ordinary shares

Item 9.A.3 Pre-emptive rights

Issue of additional shares and pre-emptive rights

Sibanye-Stillwater Shareholder approval is required for any issuance of additional Sibanye-Stillwater Shares, other than if Sibanye-Stillwater Shares are issued pursuant to a pro rata rights offer to all Sibanye-Stillwater Shareholders, provided that the Sibanye-Stillwater Shares subject to the offer are less than 30% of Sibanye-Stillwater’s issued share capital.

Sibanye-Stillwater Shareholders, by ordinary or special resolution passed by a 75% majority, may either convey a general or specific authority to the Sibanye-Stillwater Board to issue Sibanye-Stillwater Shares for cash. Such authority is valid for the period provided in the applicable resolution, but may be revoked by ordinary or special resolution, as the case may be, at any time. General authority may only be valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements as read with the Sibanye-Stillwater Memorandum of Incorporation require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Sibanye-Stillwater Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Sibanye-Stillwater Shareholders is:

●	pursuant to a Sibanye-Stillwater Shareholder approved employee share incentive scheme;
●	to raise cash through a general issuance at the discretion of the Sibanye-Stillwater Board to the general public (but not to related parties) of up to 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 75% majority of the votes cast by Sibanye-Stillwater Shareholders at a general meeting must approve the granting of such authority to the Sibanye-Stillwater Board;

●	to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that 75% of majority of votes cast by Sibanye-Stillwater Shareholder, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;
●	a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or
●	in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater Shareholders if the Sibanye-Stillwater Shares are issued, among other things, to approve:

●	a Sibanye-Stillwater Director, future director, prescribed officer or future prescribed officer of Sibanye-Stillwater;
●	a person related or inter-related to Sibanye-Stillwater, or to a Sibanye-Stillwater Director or prescribed officer of Sibanye-Stillwater:

Unless the issue of Sibanye-Stillwater Shares is, among other things:

●	under an agreement underwriting the Sibanye-Stillwater Shares;
●	in proportion to existing holdings, and on the same terms and conditions that have been offered to all the Sibanye-Stillwater Shareholders;
●	pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or
●	pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Item 9.A.5 Type and class of securities

Sibanye-Stillwater’s ordinary shares are listed on the Johannesburg Stock Exchange Limited (JSE) and have no par value. As of 31 December 2019, the total number of outstanding shares was 2,670,029,252. Sibanye-Stillwater’s ordinary shares are issued in registered (dematerialised) form.

The transfer of any Sibanye-Stillwater certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised Sibanye-Stillwater Shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any Sibanye-Stillwater Share is deemed to remain the holder of that share until the name of the transferee is entered in Sibanye-Stillwater’s Register for that Sibanye-Stillwater Share. Since Sibanye-Stillwater Shares are traded through STRATE, only shares which have been Dematerialised may be traded on the JSE. Accordingly, Sibanye-Stillwater Shareholders who hold shares in certificated form will need to Dematerialise their Sibanye-Stillwater Shares in order to trade on the JSE.

Item 9.A.6 Limitations or qualifications

Not applicable.

Item 9.A.7 Other rights

Not applicable.

Item 10.B.3 Shareholder rights

Dividends and payments to Sibanye-Stillwater Shareholders

Sibanye-Stillwater may make payments (including the payment of dividends) to the Sibanye-Stillwater Shareholders from time to time in accordance with provisions of the Companies Act, the JSE Listing Requirements and the Sibanye-Stillwater Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

●	the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
●	the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.

Subject to the above requirements, and, in certain circumstances, approval of Sibanye-Stillwater Shareholders by way of an ordinary resolution, the Sibanye-Stillwater Board may from time to time declare a dividend or any other payment to be paid to Sibanye-Stillwater Shareholders and to the holders of share warrants (if any) in proportion to the number of the Sibanye-Stillwater Shares held by them.

All unclaimed dividends or other payments to Sibanye-Stillwater Shareholders must be held in trust by the Sibanye-Stillwater Directors for the benefit of Sibanye-Stillwater indefinitely, provided that any dividend or bonus or other payment to Sibanye-Stillwater Shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be released by the Sibanye-Stillwater Directors. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any of its bankers from time to time.

Sibanye-Stillwater Directors may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the Sibanye-Stillwater Directors. The Sibanye-Stillwater Directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of thirty days prior to the date of payment.

Voting rights

Every Sibanye-Stillwater Shareholder, or representative of a Sibanye-Stillwater Shareholder, who is present at a Sibanye-Stillwater Shareholders’ meeting has one vote on a show of hands, regardless of the number of Sibanye-Stillwater Shares he or she holds or represents or, in the case of a proxy, the number of Sibanye-Stillwater Shareholders he or she represents, unless a poll is demanded. Every Sibanye-Stillwater Shareholder is, on a poll, entitled to one vote per Sibanye-Stillwater Share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one-tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Sibanye-Stillwater Memorandum of Incorporation provide for cumulative voting.

A Sibanye-Stillwater Shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a Sibanye-Stillwater Shareholder.

Rights to share in the company’s profits

See “—Dividends and payments to shareholders”.

Rights to share in any surplus in the event of liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the costs of liquidation, shall be dealt with by a liquidator who may, among other things, divide among the Sibanye-Stillwater Shareholders any part of the assets of Sibanye-Stillwater instructed at a meeting of Sibanye-Stillwater Shareholders in trustees for the benefit of Sibanye-Stillwater Shareholders. Under such circumstances, the division of assets is not required to be done in accordance with the legal rights of Sibanye-Stillwater Shareholders in their capacities as shareholders of Sibanye-Stillwater.

Redemption provisions

Not applicable.

Sinking fund provisions

Not applicable.

Liability to further capital calls by the Company

Not applicable.

Any provision discriminating against any existing or prospective holder of the ordinary shares as a result of such shareholder owning a substantial number of shares

Not applicable.

Item 10.B.4 Changes to shareholder rights

Amendments to Sibanye-Stillwater’s Memorandum of Incorporation

The Sibanye-Stillwater Shareholders may, by the passing of a special resolution:

●	increase Sibanye-Stillwater’s authorised share capital;
●	divide all or any part of Sibanye-Stillwater’s share capital into Sibanye-Stillwater Shares of larger amounts than Sibanye-Stillwater’s existing shares or consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;
●	subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the Sibanye-Stillwater Memorandum of Incorporation;
●	reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;
●	alter the provisions of the Sibanye-Stillwater Memorandum of Incorporation with respect to the objects and powers of Sibanye-Stillwater; and
●	subject to the provisions of the Companies Act or any other South African law governing companies and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.

Variation of Rights

All or any of the rights, privileges or conditions attached to Sibanye-Stillwater Shares may be varied by a special resolution of Sibanye-Stillwater Shareholders passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a Sibanye-Stillwater Shareholder dissents to such variation which materially and adversely affects his rights, that Sibanye-Stillwater Shareholder shall be entitled to be paid the fair value for his or her shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal remedies provided for in section 164 of the Companies Act.

Item 10.B.6 Limitations

There are no limitations imposed by South African law or by the Sibanye-Stillwater Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote Sibanye-Stillwater Shares.

Item 10.B.7 Change in control

The Sibanye-Stillwater Memorandum of Incorporation does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Item 10.B.8 Disclosure of shareholdings

Disclosure requirements under the JSE Listings Requirements

Under the JSE Listings Requirements and the Companies Act, as the case may be, as a public company listed on the JSE, Sibanye-Stillwater is required to disclose, among other things, beneficial interests in Sibanye-Stillwater Shares that amount to 5% or more, as described in the section entitled “—Disclosure of Interest in Sibanye-Stillwater Shares”, and is required to publish accounting records as part of its annual reporting obligations, as described in the section entitled “—Memorandum of Incorporation and Related Regulations—Annual Report and Accounts”.

Disclosure of interest in Sibanye-Stillwater Shares

Under South African law, a registered holder of Sibanye-Stillwater Shares who is not the beneficial owner of such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest, and the extent of each such beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered Sibanye-Stillwater Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-Stillwater Shares or beneficial interest and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye-Stillwater is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye-Stillwater, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye-Stillwater within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time. Sibanye-Stillwater is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the Sibanye-Stillwater Shareholders such notification by means of a SENS announcement, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time.

Periodic and beneficial ownership reporting under US securities laws

Under the Exchange Act, for so long as Sibanye-Stillwater continues to qualify as a “foreign private issuer”, Sibanye-Stillwater will be required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Sibanye-Stillwater would also be required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to South African law, files or is required to file with any stock exchange on which the Sibanye-Stillwater Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Sibanye-Stillwater Shareholders.

Any person who acquires more than 5% of Sibanye-Stillwater Shares (whether in the form of Sibanye-Stillwater Shares or Sibanye-Stillwater ADSs) at any time after registration will be subject to an obligation to file reports of beneficial ownership with the SEC, the NYSE and Sibanye-Stillwater. Generally, these reports are filed on a Schedule 13D. However, a short form, Schedule 13G, may be filed in lieu of Schedule 13D in certain circumstances. A Schedule 13D must be filed within ten days after an acquisition of securities that brings the acquirer above the 5% level, and must be amended promptly after any material change in the facts disclosed in the filing. As a general rule, a Schedule 13G must be filed (by the shareholder, as it is the individual responsibility of each beneficial owner of more than 5% of company shares to make the filing and not Sibanye-Stillwater’s responsibility) within 45 calendar days of the end of each calendar year, although shareholders who are the beneficial owner of 20% or less of a relevant class of equity securities, and who did not acquire the securities with the purpose or effect of changing or influencing control of the issuer must file within ten days of the acquisition of securities that triggers the obligation. “Beneficial owner”, a technical term defined in Rule 13d-3 under the Exchange Act, generally encompasses not only the record owner of securities, but also any person who has the power to either direct the investment of, or exercise the power to vote, such securities. In addition, a person is deemed to be a beneficial owner of a security if he or she has the right to acquire beneficial ownership of the security, including through the exercise of an option, within 60 days.

Item 10.B.9 Differences in the law

With respect to Items 10.B.2-10.B.8, there are no significant differences between the South African law and U.S. federal law.

AMERICAN DEPOSITARY SHARES (12.D.1 and 12.D.2)

Deposit agreement

In connection with the establishment of an ADS facility in respect of Sibanye-Stillwater Shares, Sibanye-Stillwater entered into the  Sibanye-Stillwater Deposit Agreement with the ADS Depositary among Sibanye-Stillwater, the ADS Depositary, you, as a Sibanye-Stillwater ADS Holder, and all owners and holders from time to time of ADSs issued thereunder (the Sibanye-Stillwater Deposit Agreement). The Sibanye-Stillwater Deposit Agreement sets out Sibanye-Stillwater ADS Holders’ rights, as well as the rights and obligations of the ADS Depositary. New York law governs the Sibanye-Stillwater Deposit Agreement and the Sibanye-Stillwater ADSs.

This summary is subject to and qualified in its entirety by reference to the Sibanye-Stillwater Deposit Agreement, including the form of ADSs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Sibanye-Stillwater Deposit Agreement. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

American Depositary Shares

Each ADS represents four shares (or a right to receive four shares) deposited with the principal Johannesburg offices of either of FirstRand Bank, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS also represents any other securities, cash or other property which may be held by BNYM under the Deposit Agreement.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (or DRS) or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company (or the DTC) pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Sibanye-Stillwater, BNYM and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS.

Share dividends and other distributions

How will you receive dividends and other distributions on the ordinary shares?

BNYM will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Sibanye-Stillwater ADRs represent.

Cash

BNYM will convert any cash dividend or other cash distribution Sibanye-Stillwater pays on the ordinary shares other than any dividend or distribution paid in US dollars, into US dollars. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid. It will distribute only whole US dollars and US cents and will round fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

BNYM may, and will if Sibanye-Stillwater so requests, distribute new ADRs representing any ordinary shares Sibanye-Stillwater distributes as a dividend or capitalisation issue. BNYM will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADR and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADRs, each ADR will also represent the new ordinary shares. BNYM may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with the distribution.

Rights to purchase additional ordinary shares

If Sibanye-Stillwater offers holders of securities any rights, including rights to subscribe for additional ordinary shares, BNYM may make these rights available to you. Sibanye-Stillwater must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Sibanye-Stillwater does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and distribute the proceeds to holders’ accounts. BNYM will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If BNYM makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. BNYM will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay BNYM the exercise price and any other charges the rights require you to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, BNYM may deliver the ADRs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement except for changes needed to put the necessary restrictions in place. BNYM will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to all ADR holders.

Other distributions

BNYM will send to you anything else Sibanye-Stillwater distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Sibanye-Stillwater distributed-for example by public or private sale-and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Sibanye-Stillwater distributed, in which case ADSs will also represent the newly distributed property. BNYM may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with the distribution.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Sibanye-Stillwater will have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution Sibanye-Stillwater makes on its ordinary shares or any value for them if it is illegal or impractical for Sibanye-Stillwater to make them available to you.

Deposit, withdrawal and cancellation

How are ADRs issued?

BNYM will deliver the ADRs that you are entitled to receive in the offer against deposit of the underlying ordinary shares. BNYM will deliver additional ADRs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to BNYM of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by BNYM, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, BNYM will register the appropriate number of ADRs in the names you request and will deliver the ADRs to the persons you request.

How do ADR holders cancel ADRs and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs evidencing your ADSs at the Corporate Trust Office of BNYM. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, BNYM will deliver the deposited securities underlying the ADSs to an account designated by you at the office of the custodian. At your request, risk and expense, BNYM may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by BNYM.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADRs or notice of a meeting of holders of ordinary shares or ADRs is made, BNYM will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting rights

How do you vote?

If you are an ADR holder on a record date fixed by BNYM, you may instruct BNYM how to exercise the voting rights of the ordinary shares represented by your ADRs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting far enough in advance to withdraw the shares. If Sibanye-Stillwater asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Sibanye-Stillwater to BNYM; (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADRs as you direct if you vote by mail or by proxy; and (3) include a voting instruction card and any other information required under South African law that Sibanye-Stillwater and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Sibanye-Stillwater, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if we give notice to BNYM on or before the first date when we give notice, by publication or otherwise, of any meeting of holders of ordinary shares, and if BNYM does not receive your voting instructions, BNYM will give a proxy to vote your ordinary shares to a designated representative of Sibanye-Stillwater, unless Sibanye-Stillwater informs BNYM that: (1) it does not want the proxy issued; (2) substantial opposition exists; or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Sibanye-Stillwater cannot assure that you will receive the voting materials in time to ensure that you can instruct BNYM to vote your ordinary shares. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Inspection of transfer books

BNYM will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Sibanye-Stillwater or the Deposit Agreement or the ADRs.

Reclassifications, Recapitalisations and Mergers

If Sibanye-Stillwater	Then
Reclassifies, splits up or consolidates any of the Sibanye-Stillwater ordinary shares
Distributes securities on any of the Sibanye-Stillwater ordinary shares that are not distributed to you

The cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement. Each Sibanye-Stillwater ADR will automatically represent the right to receive a proportional interest in the new deposited securities.

Recapitalises, reorganises, merges, consolidates, sells its assets, or takes any similar action

BNYM may, and will if Sibanye-Stillwater asks it to, deliver new Sibanye-Stillwater ADRs representing the new deposited securities or ask you to surrender your outstanding Sibanye-Stillwater ADRs in exchange for new Sibanye-Stillwater ADRs identifying the new deposited securities

Amendment and termination

How may the Deposit Agreement be amended?

Sibanye-Stillwater may agree with BNYM to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges or prejudices an important right of Sibanye-Stillwater ADR holders, it will only become effective 30 days after BNYM notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your Sibanye-Stillwater ADRs.

How may the Deposit Agreement be terminated?

BNYM will terminate the Deposit Agreement if Sibanye-Stillwater asks it to do so, in which case it must notify you at least 30 days before termination. BNYM may also terminate the agreement after notifying you if BNYM informs Sibanye-Stillwater that it would like to resign and Sibanye-Stillwater does not appoint a new depositary bank within 90 days.

If any Sibanye-Stillwater ADRs remain outstanding after termination, BNYM will stop registering the transfer of Sibanye-Stillwater ADRs, will stop distributing dividends to Sibanye-Stillwater ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

collect dividends and distributions on the deposited securities, sell rights and other property offered to holders of deposited securities; and deliver ordinary shares and other deposited securities upon cancellation of Sibanye-Stillwater’s ADRs. At any time after four months after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement for the pro rata benefit of the Sibanye-Stillwater ADR holders that have not surrendered their Sibanye-Stillwater ADRs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Sibanye-Stillwater’s only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Limitations on obligations and liability

The Deposit Agreement expressly limits the obligations of Sibanye-Stillwater and BNYM. It also limits the liability of Sibanye-Stillwater and BNYM. Sibanye-Stillwater and BNYM:

are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

are not liable if either of them is prevented or delayed by law, any provision of the Sibanye-Stillwater by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

●	are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;
●	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and
●	may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Sibanye-Stillwater ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Sibanye-Stillwater and BNYM agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before BNYM will deliver or register the transfer of a Sibanye-Stillwater ADR, make a distribution on a Sibanye-Stillwater ADR, or permit withdrawal of ordinary shares, BNYM may require:

●	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye-Stillwater ADRs upon withdrawal, and of the genuineness of any signature; and
●	compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye-Stillwater ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye-Stillwater thinks it advisable to do so.

Your right to receive the ordinary shares underlying your ADRs

You have the right to cancel your Sibanye-Stillwater ADRs and withdraw the underlying ordinary shares at any time, except:

●	due to temporary delays caused by BNYM or Sibanye-Stillwater closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Sibanye-Stillwater paying dividends;
●	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye-Stillwater ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Direct registration system

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (Profile) will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that Sibanye-Stillwater makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Sibanye-Stillwater asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Governing law

The Deposit Agreement is governed by the law of the State of New York.

Jury Trial Waiver

The Deposit Agreement provides that, to the extent permitted by law, Sibanye-Stillwater ADS holders waive the right to a jury trial of any claim they may have against Sibanye-Stillwater or the Depositary arising out of or relating to the ordinary shares, the ADSs or the Deposit Agreement, including any claim under US federal securities laws. If Sibanye-Stillwater or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

For the avoidance of doubt, ADS holders will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived Sibanye-Stillwater’s or the Depositary’s compliance with US federal securities laws or the rules and regulations promulgated thereunder.